SembCorp Industries

Rule 12g3-2(b) File No. 825109

14 February 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon (Ms)
Group Company Secretary

Enclosure

dlw 3/6

9 Bishan Place #08-00 Junction 8 Singapore 579837
Tel: (65) 6356 3119 Fax: (65) 6352 2583 Website: http://www.sembcorp.com.sg

MASNET No. 34 OF 14.02.2003
Announcement No. 34

SEMBCORP INDUSTRIES LTD

REPLY TO SGX'S QUERIES

Further to our Full Year Financial Statement announcement for the year ended December 31, 2002 ("Full Year Results") made on February 10, 2003, we would like to clarify the queries raised by the Singapore Exchange Limited ("SGX") on February 2003 with our answers as follows:-

Question (a):-

"We note that non-operating income (net) decreased by 44% in FY2002 as compared to the previous financial year. In this respect, please explain what comprises non-operating income and the reason(s) for the reduction."

Answer:-

Non-operating income principally includes interest income, profit on sale of investments and property, plant and equipment, as well as gain/(loss) on foreign exchange, details of which are disclosed in paragraph 1(a)(ii).

Interest income declined by $18.8 million as reduced interest income was recognized for industrial parks, lower deposits placed and lower interest rate environment.

In 2001, there were more forex gains and profit on sale of investments (by $11.2 million) and property, plant and equipment (by $8.2 million) as compared with 2002.

Question (b):-

"We also noted that the Group's debt was reduced by $900 million in FY2002 but finance costs increased by 3.7%. In this respect, please provide the underlying factors that contributed to the increase in finance costs.

Answer:-

Although the Group's debt was reduced by $900 million during 2002, the bulk of the divestments proceeds (an amount of $262million, being the proceeds from disposal of shares in Singapore Food Industries) was received only in December 2002.

The reduction of interest expense during the year was also offset by an increase in the interest expense of SembCogen. As SembCogen commenced operations in September 2001, only 4 months of its interest costs were charged to profit & loss ($6.6 million) in 2001, whereas full year interest costs were charged to the 2002 accounts ($18.9 million).

For the above two reasons, there were no significant change in the interest expense in 2002 as compared with 2001.

Question (c):-

"With regard to paragraph 2 of the Full Year Results, please clarify whether the figures have been reviewed and if so, in accordance with which standard and include the auditors' report."

Answer:-

The Full Year Results were not audited nor reviewed.

February 14, 2003

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 14/02/2003 to the SGX